Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi to acquire Kadmon to further strengthen growth of transplant business

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Adds Rezurock™ (belumosudil) an FDA-approved, first-in-class treatment for adult and pediatric patients 12 years and older with chronic graft-versus-host disease (cGVHD) after failure of at least two prior lines of systemic therapy

PARIS and NEW YORK – September 8, 2021 – Sanofi has entered into a definitive merger agreement with Kadmon Holdings, Inc. (NASDAQ: KDMN) a biopharmaceutical company that discovers, develops, and markets transformative therapies for disease areas of significant unmet medical needs. The acquisition supports Sanofi’s strategy to continue to grow its General Medicines core assets and will immediately add Rezurock™(belumosudil) to its transplant portfolio. Rezurock is a recently FDA-approved, first-in-class treatment for chronic graft-versus-host disease (cGVHD) for adult and pediatric patients 12 years and older who have failed at least two prior lines of systemic therapy.

Shareholders of Kadmon common stock will receive $9.50 per share in cash, which represents a total equity value of approximately $1.9 billion (on a fully diluted basis). The Sanofi and Kadmon Boards of Directors unanimously approved the transaction.

“We are transforming and simplifying our General Medicines business and have shifted our focus on differentiated core assets in key markets,” said Olivier Charmeil, Executive Vice President General Medicines. “We are thrilled to add Kadmon’s Rezurock to our well-established transplant portfolio. Our existing scale, expertise, and relationships in transplant create an ideal platform to achieve the full potential of Rezurock, which will address the significant unmet medical needs of patients with chronic graft-versus-host disease around the world.”

“We are excited that Sanofi has acknowledged the value of Rezurock and the deep potential of our pipeline,” said Harlan Waksal, M.D., President and Chief Executive Officer, Kadmon. “By leveraging Sanofi’s global resources and long-standing expertise in developing and commercializing innovative medicines, Rezurock is now well positioned for global accessibility, faster. I want to thank the entire Kadmon team, including management and the Board of Directors, and the Sanofi organization, for their ongoing commitment to patients and their caregivers.”

Sanofi’s transplant business mainly consists of Thymoglobulin® (anti-thymocyte globulin), a polyclonal, anti-human thymocyte antibody preparation that acts as a broad immunosuppressive and immunomodulating agent and Mozobil® (plerixafor), a hematopoietic stem cell mobilizer. Both products are among General Medicines core assets and are currently registered and marketed in more than 65 countries.

In July 2021, the FDA approved Rezurock for the treatment of adult and pediatric patients 12 years and older with cGVHD after the failure of at least two prior lines of systemic therapy. Rezurock was launched in August in the United States. It is the first and only approved small molecule therapy that inhibits the Rho-associated coiled-coil kinase 2 (ROCK2), a signaling pathway that modulates inflammatory response and fibrotic processes. Sanofi will work closely with regulatory authorities across different geographies to ensure that patients suffering from cGVHD can benefit from belumosudil treatment as early as possible. Kadmon is also developing Rezurock for the treatment of diffuse cutaneous systemic sclerosis, with an open-label Phase 2 clinical trial currently ongoing.

Kadmon’s pipeline includes drug candidates for immune and fibrotic diseases as well as immuno-oncology therapies.

The transaction is expected to be modestly dilutive to Sanofi’s EPS in 2022.

Transaction Terms

Under the terms of the merger agreement, holders of Kadmon’s common stock will receive $9.50 per share in an all-cash transaction, reflecting a total equity value of Kadmon of approximately $1.9 billion. The offer price represents a premium of 79% over the closing price on September 7, 2021 and a premium of approximately 113% over the 60 trading days volume weighted average price.

The consummation of the transaction is subject to customary closing conditions, including the approval of holders of a majority of the outstanding shares of Kadmon voting stock, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary conditions. Following the successful completion of the merger, a wholly owned subsidiary of Sanofi will merge with Kadmon and the outstanding Kadmon shares will receive $9.50 per share in cash. Sanofi plans to fund the transaction with available cash resources. Subject to the satisfaction or waiver of customary closing conditions, Sanofi expects to complete the acquisition in the fourth quarter of 2021.

Weil, Gotshal & Manges LLP is acting as legal counsel to Sanofi. Cantor Fitzgerald & Co. and Moelis & Company LLC are acting as exclusive financial advisors to Kadmon in the transaction, while DLA Piper LLP (US) is acting as legal counsel.

About Kadmon

Kadmon is a biopharmaceutical company that discovers, develops, and delivers transformative therapies for unmet medical needs. Rezurock™ (belumosudil), an oral, once-daily tablet, is approved in the United States for the treatment of adult and pediatric patients 12 years and older with chronic graft-versus-host disease (cGVHD) after failure of at least two prior lines of systemic therapy. Kadmon’s pipeline includes product candidates for immune and fibrotic diseases as well as immuno-oncology therapies. For more information, please visit www.kadmon.com.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi Media Relations Contacts

Sandrine Guendoul

Tel.: +33 (0)6 25 09 14 25

Sandrine.Guendoul@sanofi.com

Lisa Zobel

Tel.: + 1 (908) 967-4605

Lisa.Zobel@sanofi.com

Sanofi Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Nathalie Pham

Sanofi Investor Relations Contact North America

Felix Lauscher

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact

Kadmon Investor Relations Contact

Steven Meehan, Executive Vice President, Chief Financial Officer

Tel.: +1 (833) 900-5366

Investors@kadmon.com

https://www.kadmon.com

Sanofi and Kadmon Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Sanofi’s and Kadmon’s management each believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi and Kadmon, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Sanofi’s and Kadmon’s ability to complete the transaction on the proposed terms or on the proposed timeline, including the receipt of required regulatory approvals, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers, suppliers or patient groups, and the possibility that, if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related Sanofi’s and Kadmon’s respective businesses, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and to complete related transactions and/or obtain regulatory clearances, risks associated with Sanofi’s and Kadmon’s intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on Sanofi and Kadmon and their respective customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on Sanofi’s and Kadmon’s employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact Sanofi and Kadmon. This situation is changing rapidly and additional impacts may arise of which Sanofi and Kadmon are not currently aware and may exacerbate other previously identified risks. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the “SEC”) made by Sanofi and Kadmon and the public filings with the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2020, and Kadmon’s annual report on Form 10-K for the year ended December 31, 2020, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Sanofi and Kadmon do not undertake any obligation to update or revise any forward-looking information or statements.

Additional Information and Where to Find It

The proposed acquisition will be submitted to stockholders of Kadmon Holdings, Inc. for their consideration. In connection with the acquisition, Kadmon will file a proxy statement and other materials with the SEC. This press release is not a substitute for the proxy statement or any other document that Kadmon may send to its stockholders in connection with the proposed acquisition.

KADMON’S STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT FOR THE PROPOSED ACQUISITION WHEN IT IS FILED, AND ANY AMENDMENT OR SUPPLEMENT THERETO THAT MAY BE FILED, WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KADMON AND THE ACQUISITION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or upon request by contacting Kadmon’s Investor Relations by telephone at 1-833-900-5366 or via email at Investors@kadmon.com. Kadmon’s filings with the SEC are also available on Kadmon’s website at www.kadmon.com

Participants in the Solicitation

Kadmon and its directors and executive officers are deemed to be participants in any solicitation of Kadmon’s stockholders in connection with the proposed acquisition. Information about Kadmon’s directors and executive officers is available in Kadmon’s definitive proxy statement, dated April 1, 2021, for its 2021 annual meeting of stockholders, and in Kadmon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.